

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2023

Rajib Chanda
Partner
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

> **Re: Blue Owl Real Estate Net Lease Trust**
> **Schedule TO-I filed August 29, 2023**
> **File No. 005-94150**

Dear Rajib Chanda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed August 29, 2023; Offer to Purchase

General

1. Three separate classes of common shares, worth an aggregate value of $69,037,467, are collectively sought in a single tender offer. The elective combining of multiple classes of shares into a single class by the Company, however, is inconsistent with the framework and disclosure requirements of Rule 13e-4 of the Exchange Act and Regulation 14E. The federal securities law requirements regulating tender offers apply on a class-by-class basis. Consequently, it is unclear how the Company's disclosure complies with Item 4 of Schedule TO, and more specifically, Item 1004(a)(1)(i) of Regulation M-A, given the failure to separately quantify the total number of shares of Class S, Class D, and Class I common shares sought. In addition, it is equally unclear how the Company would calculate a percentage increase or decrease in the "class" of securities being sought under Rule 14e-1(b), or how it would be able to comply with the Rule 13e-4(f)(3) pro ration requirement. Please advise and/or revise.

2. We note the multiple references to Rule 13e-4(f)(1)(ii) in the Offer to Purchase. Please

disclose how such rule operates so that shareholders understand its potential impact.

3.	We note the following disclosure on page 3: "Additionally, if the amount of repurchase requests exceeds the number of Shares we seek to repurchase, we may, in our sole discretion, accept the additional duly tendered Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act, and/or repurchase Shares on a pro rata basis in accordance with the number of Shares tendered by each shareholder (and not timely withdrawn)." Similar statements appear elsewhere in the Offer to Purchase. Please revise such disclosure to clarify that proration is not something within the discretion of the Company, but is rather a legal requirement under Rule 13e-4(f)(3) and must be carried out according to the rules set out in that provision.

Certain Conditions of the Offer, page 10

4.	We note the following disclosure on page 10: "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition... ." All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions